Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated March 9, 2015

Registration No. 333-198640

Pinnacle Foods Inc. Announces Secondary Offering of 14,324,145 Shares of Common Stock

PARSIPPANY, NJ (March 9, 2015) — Pinnacle Foods Inc. (NYSE: PF) today announced that certain of its stockholders, including entities affiliated with Blackstone and senior management, intend to offer for sale in an underwritten secondary offering 14,324,145 shares of the Company’s common stock, pursuant to the Company shelf registration statement filed with the Securities and Exchange Commission (the “SEC”).

Blackstone’s ownership in Pinnacle, upon successful completion of the offering, would total approximately 4.3%. The registration of the offering and the sale of the shares are being effected pursuant to Blackstone’s registration rights under a registration rights agreement among the Company and certain of its stockholders.

The selling stockholders will receive all of the proceeds from this offering. No shares are being sold by the Company. The Company expects the offering to close on March 13, 2015, subject to customary closing conditions. Credit Suisse is acting as bookrunner for the offering.

The offering of these securities will be made only by means of a prospectus and an accompanying prospectus supplement. Before you invest, you should read the prospectus and the accompanying prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting Credit Suisse at Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, or by telephone at (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Contact:

Maria Sceppaguercio

Senior Vice President, Investor Relations & Communications

Pinnacle Foods Inc.

973-541-8629